UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

C-COR, Inc.

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

125010108

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125010108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tako Ventures, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,669,000 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,669,000 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,669,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5% (2)

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)  Represents 2,250,000 outstanding shares of Common Stock and 1,419,000 shares of Common Stock issuable upon conversion of an aggregate of $35,000,000 of general unsecured senior convertible promissory notes of the issuer held by the reporting person as of December 31, 2004.

(2)  Based on 49,030,542 shares of the issuer’s Common Stock outstanding, which is the sum of (i) 43,111,542 shares of the issuer’s Common Stock outstanding as of October 19, 2004, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 3, 2004, (ii) the additional 4,500,000 shares of Common Stock issued by the issuer on December 31, 2004, and (iii) the 1,419,000 shares of Common Stock by which the outstanding Common Stock of the issuer will increase as a result of the issuance of shares upon conversion of the notes held by the reporting person.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cephalopod Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,669,000 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,669,000 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,669,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)  Represents 2,250,000 outstanding shares of Common Stock and 1,419,000 shares of Common Stock issuable upon conversion of an aggregate of $35,000,000 of general unsecured senior convertible promissory notes of the issuer held by the reporting person as of December 31, 2004, all of which are held indirectly by the reporting person through Tako Ventures, LLC.

(2)  Based on 49,030,542 shares of the issuer’s Common Stock outstanding, which is the sum of (i) 43,111,542 shares of the issuer’s Common Stock outstanding as of October 19, 2004, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 3, 2004, (ii) the additional 4,500,000 shares of Common Stock issued by the issuer on December 31, 2004, and (iii) the 1,419,000 shares of Common Stock by which the outstanding Common Stock of the issuer will increase as a result of the issuance of shares upon conversion of the notes held by the reporting person.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,669,000 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,669,000 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,669,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5% (2)

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)  Represents 2,250,000 outstanding shares of Common Stock and 1,419,000 shares of Common Stock issuable upon conversion of an aggregate of $35,000,000 of general unsecured senior convertible promissory notes of the issuer held by the reporting person as of December 31, 2004, all of which are held indirectly by the reporting person through Tako Ventures, LLC.

(2)  Based on 49,030,542 shares of the issuer’s Common Stock outstanding, which is the sum of (i) 43,111,542 shares of the issuer’s Common Stock outstanding as of October 19, 2004, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 3, 2004, (ii) the additional 4,500,000 shares of Common Stock issued by the issuer on December 31, 2004, and (iii) the 1,419,000 shares of Common Stock by which the outstanding Common Stock of the issuer will increase as a result of the issuance of shares upon conversion of the notes held by the reporting person.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence J. Ellison

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,338,000 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,338,000 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,338,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.5% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)  Represents 4,500,000 outstanding shares of Common Stock and 2,838,000 shares of Common Stock issuable upon conversion of an aggregate of $70,000,000 of general unsecured senior convertible promissory notes of the issuer held by the reporting person as of December 31, 2004, including 2,250,000 outstanding shares of Common Stock and 1,419,000 shares of Common Stock issuable upon conversion of promissory notes of the issuer held indirectly by the reporting person through Tako Ventures, LLC.

(2)  Based on 50,449,542 shares of the issuer’s Common Stock outstanding, which is the sum of (i) 43,111,542 shares of the issuer’s Common Stock outstanding as of October 19, 2004, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 3, 2004, (ii) the additional 4,500,000 shares of Common Stock issued by the issuer on December 31, 2004, and (iii) the 2,838,000 shares of Common Stock by which the outstanding Common Stock of the issuer will increase as a result of the issuance of shares upon conversion of the notes held directly and indirectly by the reporting person.

Item 1.
	(a)	Name of Issuer C-COR, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 60 Decibel Road, State College, PA 16801

Item 2.
(a)

Name of Person Filing
This statement is being filed jointly by:  (1) Tako Ventures, LLC, a California limited liability company (“Tako”); (2) Cephalopod Corporation, a California corporation (“Cephalopod”); (3) Lawrence Investments, LLC, a California limited liability company (“Lawrence Investments”); and (4) Lawrence J. Ellison, a natural person whose principal occupation is Chief Executive Officer of Oracle Corporation.  Tako, Cephalopod, Lawrence Investments and Lawrence J. Ellison will be collectively identified hereinafter as the “Reporting Persons.” This Schedule 13G relates solely to, and is being filed for, the investment by Tako, Cephalopod, Lawrence Investments, and Lawrence J. Ellison and does not relate to any investment by Oracle Corporation or by Lawrence J. Ellison in his capacity as Chief Executive Officer of Oracle Corporation.  This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by Lawrence J. Ellison, Tako, Cephalopod, and Lawrence Investments.

(b)

Address of Principal Business Office or, if none, Residence
The address of Lawrence J. Ellison is 500 Oracle Parkway, Redwood Shores, CA  94065.  The address and principal place of business of Tako, Cephalopod, and Lawrence Investments is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA  94596.

	(c)	Citizenship Lawrence J. Ellison is a citizen of the United States of America. Each of the other Reporting Persons is an entity organized under the laws of California.
	(d)	Title of Class of Securities Common Stock, par value $0.05 per share.
	(e)	CUSIP Number 125010108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
	(a)	Amount beneficially owned: Tako, Cephalopod, Lawrence Investments: 3,669,000 (1)(3) Lawrence J. Ellison: 7,338,000 (2)(3)
	(b)	Percent of class: Tako, Cephalopod, Lawrence Investments: 7.5%(4) Lawrence J. Ellison: 14.5% (5)
	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Tako, Cephalopod, Lawrence Investments: 3,669,000 (1)(3) Lawrence J. Ellison: 7,338,000 (2)(3)
	(ii)	Shared power to vote or to direct the vote n/a
	(iii)	Sole power to dispose or to direct the disposition of Tako, Cephalopod, Lawrence Investments: 3,669,000 (1)(3) Lawrence J. Ellison: 7,338,000 (2)(3)
	(iv)	Shared power to dispose or to direct the disposition of n/a
	(1)	Of the total amount shown:

	(i)	2,250,000 outstanding shares of the Issuer’s Common Stock are held directly by Tako.
(ii)

Approximately 1,419,000 shares of the Issuer’s Common Stock are issuable to Tako upon conversion of $35,000,000 general unsecured senior promissory notes held directly by Tako.  These notes are convertible into shares of the Issuer’s Common Stock at an initial conversion price of $12.33, subject to adjustment in certain circumstances.  At the initial conversion price, each $1,000.00 in principal amount of convertible notes is convertible into approximately 81.0905 shares of the Issuer’s Common Stock.   Subject to certain exceptions, the notes are convertible at the option of the holder at any time prior to December 31, 2009.

(2)	Of the total amount shown:
	(i)	2,250,000 outstanding shares of the Issuer’s Common Stock are held directly by Tako.
	(ii)	2,250,000 outstanding shares of the Issuer’s Common Stock are held by Lawrence J. Ellison (through The Lawrence J. Ellison Revocable Trust U/D/D 12/8/95 (the “Trust”)).
(iii)

Approximately 1,419,000 shares of the Issuer’s Common Stock are issuable to Tako upon conversion of $35,000,000 general unsecured senior promissory notes held directly by Tako.  These notes are convertible into shares of the Issuer’s Common Stock at an initial conversion price of $12.33, subject to adjustment in certain circumstances.  At the initial conversion price, each $1,000.00 in principal amount of convertible notes is convertible into approximately 81.0905 shares of the Issuer’s Common Stock.   Subject to certain exceptions, the notes are convertible at the option of the holder at any time prior to December 31, 2009.

(iv)

Approximately 1,419,000 shares of the Issuer’s Common Stock are issuable to the Trust upon conversion of $35,000,000 general unsecured senior promissory notes that are held directly by the Trust.  These notes are convertible into shares of the Issuer’s common stock at an initial conversion price of $12.33, subject to adjustment in certain circumstances.  At the initial conversion price, each $1,000.00 in principal amount of convertible notes is convertible into approximately 81.0905 shares of the Issuer’s Common Stock.  Subject to certain exceptions, the notes are convertible at the option of the holder at any time prior to December 31, 2009.

(3)

Cephalopod and Lawrence Investments together control Tako, and may be deemed to have voting and investment power over the shares of the Issuer held directly by Tako.  Lawrence J. Ellison controls both Cephalopod and Lawrence Investments, and may be deemed to have voting and investment power over the shares of the Issuer held directly or indirectly by those entities.
(4)

Calculations are based on 49,030,542 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 43,111,542 shares of the Issuer’s Common Stock outstanding as of October 19, 2004, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2004, (ii) the additional 4,500,000 shares of Common Stock issued by the Issuer to the Reporting Persons on December 31, 2004, and (iii) 1,419,000 shares of Common Stock by which the outstanding Common Stock of the Issuer will increase as a result of the issuance of shares upon conversion of the notes mentioned in footnote 1(ii).

(5)

Calculations are based on 50,449,542 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 43,111,542 shares of the Issuer’s Common Stock outstanding as of October 19, 2004, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2004, (ii) the additional 4,500,000 shares of Common Stock issued by the Issuer to the Reporting Persons on December 31, 2004, and (iii) 2,838,000 shares of Common Stock by which the outstanding Common Stock of the Issuer will increase as a result of the issuance of shares upon conversion of the notes mentioned in footnote 2(iii) and (iv).

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2005

Lawrence Investments, LLC

/s/ Philip B. Simon
Name: Philip B. Simon
Its: Member

Tako Ventures, LLC

By: Cephalopod Corporation, Member

/s/ Philip B. Simon
Name: Philip B. Simon
Its: President

Lawrence J. Ellison

	By:	/s/ Philip B. Simon
by Philip B. Simon, his attorney in fact

Cephalopod Corporation

/s/ Philip B. Simon
Name: Philip B. Simon
Its: President

EXHIBITS

99.1            Joint Filing Agreement